

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2017

Kai Haakon E. Liekefett, Esq.
Vinson & Elkins LLP
666 Fifth Avenue
26th Floor
New York, New York 10103-0040

>   **Re: Magicjack Vocaltec Ltd.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed December 30, 2016**
>   **File No. 0-27648**

Dear Mr. Liekefett:

We have reviewed the filing above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the registrant's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments.

General

1. Please update the proxy statement to reflect developments regarding the Carnegie director nominees referenced in the press release filed as an exhibit to the Form 8-K filed on January 6, 2017.

2. Please confirm that the proxy statement furnished pursuant to Exchange Act Rule 14a-3 shall be accompanied or preceded by an annual report containing the information for the most recently completed 2016 fiscal year. Refer to 1S. under the caption "Proxy Rules and Schedule 14A" in the March 1999 Interim Supplement to Publicly Available Telephone Interpretations.

3. Disclosure on page 23 indicates that as a result of the registrant including Proposal 1.B nominating the Dissident Nominees to the Company's Board of Directors "…the Dissident Nominees may be deemed to be 'participants' (as such term is defined under applicable SEC rules and regulations) with respect to the Company's solicitation of

proxies in connection with the Meeting." This would appear to be consistent with the definition of the term "participant" in Instruction 3(a)(ii) to Item 4 of Schedule 14A. Please advise us as to why the registrant's proxy statement does not include the participant and nominee information required by Items 4(b), 5(b) and 7 of Schedule 14A for the Dissident Shareholder's nominees.

4.   Disclosure on page 23 also indicates that "[p]ursuant to the Companies Law, the Company is required to include this Proposal 1.B of the Dissident Shareholder nominating the Dissident Nominees to the Company's Board of Directors." With a view towards disclosure, please provide additional detail regarding the applicable Israeli legal requirement. Please also advise us as to whether the solicitation is subject to Exchange Act Rule 14a-18 and whether the registrant is required to include the information required by Item 7(f) of Schedule 14A, which references Item 6 of Schedule 14N.

Compensation Discussion and Analysis, page 34

5.   Please update this section to provide disclosure with respect to the most recently completed fiscal year. Refer to Item 8 of Schedule 14A and Item 402(c)(1) of Regulation S-K.

*   *   *

We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions